SECU 09059300 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panattoni Securities, Inc.

SEC Mail Processing Section MAR 02 2009 Washington, DC 106

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Boulevard, Suite 200
(No. and Street)

Sacramento (City) California (State) 95826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Siegel 916-273-5585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Propp Christensen Caniglia LLP
(Name – *if individual, state last, first, middle name*)

9261 Sierra College Boulevard (Address) Roseville (City) California (State) 95661 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panattoni Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristy Johnson
Signature

Financial and Operations Principal
Title

Debra M Schaps
Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANATTONI SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2008 and 2007

CONTENTS

Propp Christensen Caniglia LLP
Certified Public Accountants
9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pcclip.com

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

We have audited the accompanying statement of financial condition of Panattoni Securities, Inc. (the Company), as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Panattoni Securities, Inc. as of December 31, 2007, were audited by other auditors whose report dated February 25, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, LLC (PDC), its sole shareholder. As disclosed in Note 5 to the financial statements, the Company's revenue and continued existence are dependent on capital contributions, continued referrals, and real estate projects from PDC.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Propp Christensen Caniglia LLP

February 25, 2009
Roseville, California

PANATTONI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

		2008		2007
Current Assets:				
Cash	$	79,775	$	335,926
Accounts receivable		-		55,828
Deposits		-		3,326
Prepaid expenses		-		1,000
Total current assets		79,775		396,080
Property and equipment, net		1,655		5,536
Total Assets	$	81,430	$	401,616

LIABILITIES AND STOCKHOLDER'S EQUITY

		2008		2007
Current Liabilities:				
Accounts payable	$	7,148	$	48,076
Stockholder's Equity:				
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000		10,000
Additional paid-in capital		220,000		220,000
Retained earnings (deficit)		(155,718)		123,540
Total stockholder's equity		74,282		353,540
Total Liabilities and Stockholder's Equity	$	81,430	$	401,616

The accompanying notes are an integral part of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Fees and commissions	$ 313,927	$ 807,699
Other income	4,074	51,239
Total revenue	318,001	858,938
Expenses:		
Consulting	62,216	62,615
Continuing education	2,100	2,651
Depreciation	1,643	4,021
Fingerprinting expenses	38	290
Legal, accounting and professional fees	40,026	60,580
Office supplies and expenses	40,964	50,815
Penalties and fines	-	508
Postage and shipping	398	630
Professional privilege tax	3,736	1,600
Registration fees	24,780	36,240
Payroll, taxes and benefits	415,929	369,202
Computer consulting and supplies	2,258	10,037
Taxes	1,811	9,173
Travel and meals	1,360	4,007
Total expenses	597,259	612,369
Net income (loss)	$ (279,258)	$ 246,569

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2006	1,000	$ 10,000	$ 210,000	$ 56,971	$ 276,971
Capital Contributions	-	-	10,000	-	10,000
Distributions to stockholder	-	-	-	(180,000)	(180,000)
Net income	-	-	-	246,569	246,569
Balance, December 31, 2007	1,000	10,000	220,000	123,540	353,540
Net loss	-	-	-	(279,258)	(279,258)
Balance, December 31, 2008	1,000	$ 10,000	$ 220,000	$ (155,718)	$ 74,282

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities:		
Cash received from customers	$ 373,829	$ 873,295
Cash paid to vendors and employees	(628,169)	(647,134)
Income taxes paid	(1,811)	(9,173)
Net cash provided by (used in) operating activities	(256,151)	216,988
Cash Flows from Financing Activities:		
Additional paid-in capital	-	10,000
Distributions to stockholder	-	(180,000)
Net cash used in financing activities	-	(170,000)
Net increase (decrease) in cash	(256,151)	46,988
Cash, beginning of year	335,926	288,938
Cash, end of year	$ 79,775	$ 335,926
Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Net income (loss)	$ (279,258)	$ 246,569
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,643	4,021
Loss on disposal of equipment	2,238	-
Decrease in accounts receivable	55,828	14,357
Decrease in prepaid expenses	4,326	755
Decrease in accounts payable	(40,928)	(48,714)
Net cash provided by (used in) operating activities	$ (256,151)	$ 216,988

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Panattoni Securities, Inc., (the Company) was incorporated on July 12, 2004 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has been formed to assist Panattoni Development Company, LLC (PDC), a California limited liability company, in the private placement of equity in real estate assets to be developed, owned, operated and sold by PDC. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services.

On January 1, 2007 Panattoni Development Company, LLC acquired 100% of the Company's outstanding common stock making it the Company's sole shareholder.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable
Management believes that all accounts receivable as December 31, 2008 are fully collectible; therefore, no allowance is recorded.

Property and Equipment
Property and equipment is stated at historical cost and the Company provides for depreciation over the estimated useful lives of the assets using the accelerated double declining balance method. The estimated lives of these assets range from 5 to 7 years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized.

S Corporation - Income Tax Status
The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1.5% state income tax.

Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain items in the 2007 financial statements have been reclassified, with no effect on net income, to conform to the 2008 presentation.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Office furniture and equipment	$ 8,611	$ 15,945
Less accumulated depreciation	6,956	10,409
Property and equipment, net	$ 1,655	$ 5,536

Depreciation expense relating to property and equipment was $1,643 and $4,021 for the years ended December 31, 2008 and 2007, respectively.

NOTE 4: OPERATING AND ADMINISTRATIVE EXPENSES

On January 1, 2007, the Company entered into an office and administrative services agreement with Panattoni Development Company, LLC (PDC), the Company's sole shareholder. Under the terms of the agreement, the Company will receive all management and back office services required other than direct services. Certain overhead expenses of the Company will be paid by PDC including but not limited to payroll, employee benefit administration, insurance, rent, utilities, taxes, phone and internet. The terms of the agreement provide for an initial term of one year, renewed automatically for successive one-year terms. The Company had a balance payable to PDC in the amount of $0 and $40,717 at December 31, 2008 and 2007, respectively.

NOTE 5: CONCENTRATIONS AND ECONOMIC DEPENDENCE

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, LLC (PDC). All of the Company's business is obtained through referrals from PDC. Thus, the Company's revenue is dependent on continued referrals and real estate projects from PDC.

Additionally, due to recent market conditions, the Company is dependent upon future capital contributions from PDC. The first such capital contribution was made by PDC in February 2009, in the amount of $125,000.

SUPPLEMENTARY INFORMATION

PANATTONI SECURITIES, INC.

SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital requirement, the greater of:			$	5,000
6-2/3% of aggregate indebtedness	$	477		
Minimum dollar requirement		5,000		
Net capital				72,627
Excess net capital			$	67,627
Aggregate indebtedness			$	7,148
Excess net capital at 100% (net capital, less 10% aggregated indebtedness)				71,912
Ratio of aggregate indebtedness to net capital				9.84%
Ratio of subordinated indebtedness to debt/equity total				N/A
120% of required net capital				6,000
Net capital in excess of 120% of required net capital			$	66,627
Total assets			$	81,430
Less: total liabilities				7,148
Net worth			$	74,282
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	1,655		
Other deductions or charges		-		
Excess fidelity bond deductible		-		
Total deductions from and/or charges to net worth				1,655
Net capital before haircuts on securities positions			$	72,627
Haircuts on:				
Certificates of deposit and commercial paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stocks and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts				-
Net capital			$	72,627

PANATTONI SECURITIES, INC.

SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Non-allowable assets:		
Accounts receivable	$	-
Furniture and fixtures		8,611
Accumulated depreciation		(6,956)
Deposits		-
Prepaid expenses		-
Organization costs		2,902
Accumulated amortization		(2,902)
Total non-allowable assets	$	1,655
Other deductions or charges:		
Fidelity bond deductible:		
Minimum net capital requirement	$	5,000
Fidelity bond coverage requirement	$	6,000
Fidelity bond deductible allowed *	$	5,000
Fidelity bond deductible	$	5,000
Excess fidelity bond deductible	$	-

* greater of (i) 10% of amount of coverage required or (ii) $5,000

Reconciliation of net capital:		
Net capital as originally shown on the FOCUS IIA Report as of December 31, 2008:	$	78,105
Less: Accrued accounting fees		(2,250)
Less: Accrued professional liability insurance		(3,500)
Less: Consulting fees		(1,000)
Add: Workers' compensation insurance adjustment		1,271
Add: Rounding adjustment		1
Net capital as shown on the annual audit	$	72,627

NOTES TO SCHEDULE I

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions or SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

PCC
Propp
Christensen
Caniglia
LLP
CERTIFIED PUBLIC ACCOUNTANTS

9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pccllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

In planning and performing our audit of the financial statements of Panattoni Securities, Inc., (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Panattoni Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perry-Smith Christensen Derijin LLP

February 25, 2009
Roseville, California